June 16, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Julia Griffith and Justin Dobbie

Re:	Guardforce AI Co., Limited
Registration Statement on Form 20-F
Filed May 18, 2020
File No. 000-56154

Dear Sir or Madam:

We hereby submit the responses of Guardforce AI Co., Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 2, 2020, providing the Staff’s comments with respect to the Company’s Registration Statement on Form 20-F (the “Registration Statement”). Concurrently with the filing of this response letter, we have filed an amendment to the Registration Statement (the “Registration Statement Amendment”), and the Registration Statement Amendment incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form 20-F Risk Factors, page 3

1.	To the extent material, please add a risk factor to address the advisory arrangements with HFG. In particular, discuss the risks associated with any conflicts of interest HFG may have as a principal for VCAB while simultaneously representing the company.

RESPONSE: We have revised the Registration Statement to include in the Registration Statement Amendment a statement that we do not believe that there is any conflict of interest in HFG’s continuing to provide us with advisory services under their engagement agreement with us dated October 31, 2018 because, among other reasons, the services provided under the advisory agreement following the VCAB merger (e.g., introductions to broker dealers, assistance with listing applications, introductions to independent directors) are not the types of services that would create a conflict of interest, HFG owns less than five percent of our ordinary shares and no principal of HFG is an officer or director of our company. We have also added disclosure indicating that the agreement with HFG terminates on October 31, 2020, unless extended by mutual agreement.

U.S. Securities and Exchange Commission

June 16, 2020

Item 4. Information on the Company, page 10

2.	We note your response to comment 2. Please revise to clarify, if true, that you do not have any contractual arrangements with the two Thai citizens given that they have only nominal voting and economic interests in your operating business under the terms of the preferred shares they hold.

RESPONSE: We have revised the disclosure in the Registration Statement Amendment to indicate that we do not have any contractual agreements in place with the two Thai citizens at this time.

3.	Please disclose the information from your response to our prior comment 3 about how long and why Bangkok Bank Public Company Limited holds a minority interest in your operating company.

RESPONSE: We have included in the Registration Statement Amendment additional disclosure relating to Bangkok Bank Public Company Limited’s history as a stockholder in our operating company.

Growth Strategy, page 19

4.	We note your response to comment 9, and we reissue the comment in part. Please revise your disclosure to quantify the capital necessary to execute the growth strategy you have outlined and the need, if any, for additional capital. Provide sufficient information for investors to evaluate whether the company has adequate funds to execute its plans. If appropriate, consider adding a risk factor to address a possible shortfall of funds.

RESPONSE: We have revised our disclosure in the Registration Statement Amendment to quantify the capital necessary to execute the growth strategy we have outlined. We have also added a related risk factor.

Intellectual Property, page 20

5.	We note your response to our prior comment 10 and reissue in part. Please disclose whether any other companies use the Guardforce trademark.

RESPONSE: We have revised our disclosure in the Registration Statement Amendment to indicate usage of the Guardforce trademark inside and outside of Thailand.

Recent Developments, page 23

6.	You state here that COVID-19 could have a material adverse impact on your financial results in year 2020. Please revise to address specifically how COVID-19 has impacted your business and operations thus far in 2020.

RESPONSE: We have revised our disclosure in the Registration Statement Amendment to address the impact of the COVID-19 pandemic on our business.

U.S. Securities and Exchange Commission

June 16, 2020

Item 5. Operating and Financial Review and Prospects A. Operating Results

Results of Operations Other income, page 27

7.	We acknowledge your response to prior comment 13. Please tell us why it is appropriate to reflect realized foreign exchange rate gains/losses in "other income" instead of on your "foreign exchange gain (loss), net" line. Reference for us the authoritative literature you rely on to support your classification and revise your disclosure accordingly. Otherwise, reclassify these gains and losses and revise your disclosure according. Further, regarding the "foreign exchange gain (loss), net" line item, please tell us why the amount reported in the Consolidated Statements of Profit or Loss changed in 2018 from ($335,829) reported in the Form 20-F filed on March 20, 2020 to ($304,555) reported in the current amendment.

RESPONSE: In our filing of the Registration Statement, we incorrectly included foreign exchange gains/losses in “other income.” In the Registration Statement Amendment, we have revised our other income disclosure to properly reclassify those expenses. Also, regarding the "foreign exchange gain (loss), net" line item, we changed the amount reported in the Consolidated Statements of Profit or Loss for 2018 from ($335,829) reported in the Form 20-F filed on March 20, 2020 to ($304,555) reported in the current amendment to reflect the reclassification of the $31,274 amount that had incorrected been included in the “other income” line item.

Loan from Profit Raider Investment Limited, page 30

8.	We note your response to our prior comment 14. Please revise to address the expected impact on your liquidity if you are unable to extend the loan beyond December 31, 2020.

RESPONSE: We have revised our disclosure in the Registration Statement Amendment to address this comment.

U.S. Securities and Exchange Commission

June 16, 2020

Notes to the Consolidated Financial Statements 31 December 2019 and 2018

Note 2: Significant Accounting Policies

2.18 Revenue from contracts with customers, page F-17

9.	We acknowledge your response to prior comment 22. It is unclear why you recognize revenue at a point in time. In this regard, you indicate in your response and your revised disclosure on page F-18 that your customer simultaneously receives and consumes the benefits provided by your performance; this characteristic is supportive of control passing over time as stipulated in paragraph 35(a) of IFRS 15, not point in time transfer. Please tell us whether you actually apply over-time recognition under paragraphs 35 through 37 of IFRS 15. In your response ensure that you address the following:

●	As previously requested, tell us your performance obligations. Tell us the performance obligations for each of the services you provide as disclosed in the first paragraph on page F-18. For example, tell us whether under your cash-in-transit service you are required to provide transit services when requested for a fixed fee per delivery or whether you are obligated to transport cash whenever requested for a fixed fee per month;

RESPONSE: We recognize our revenues as the related performance obligations are satisfied. Depending on the nature of services delivered, our performance obligations are generally completed within the same day or within the same month. We do not provide any services that would require us to recognize revenues over a period of time. We have revised our disclosure in the Registration Statement Amendment to highlight the specific performance obligations for each type of service that we provide. This information can be found beginning on page 17 of the Registration Statement Amendment.

●	Tell us whether you apply the practical expedient identified in paragraph B16 of IFRS 15. We note that this practical expedient relates to measuring performance under an output method for over-time recognition. If you are applying this practical expedient, revise your disclosure to clearly provide the information required by paragraph 122 of IFRS 15.

RESPONSE: We do not apply the practical expedient identified in paragraph B16 of IFRS 15 because we do not have any service contracts that would require us to apply the output method for over-time revenue recognition.

●	Tell us the time period over which each performance obligation identified in the first bullet is generally performed.

RESPONSE: As indicated in our response to the first bullet point of this comment, depending on the nature of services delivered, our performance obligations are generally completed within the same day or within the same month.

10.	We acknowledge your response to prior comment 23. Please address the following:

●	Revise your disclosure to provide the disaggregated revenue as required by paragraph 114 of IFRS 15. In this regard, it appears that revenue by service type as disclosed in Item 4 beginning on page 15 would satisfy this disclosure requirement; and

RESPONSE: We have added the requested disclosure in the Registration Statement Amendment to address this comment.

U.S. Securities and Exchange Commission

June 16, 2020

●	Tell us whether you apply either the practical expedient about the existence of a significant financing component under paragraph 63 of IFRS 15 or the practical expedient about the incremental costs of obtaining a contract under paragraph 94. If you apply either or both of these practical expedients, revise your disclosure to so indicate as required by paragraph 129.

RESPONSE: We do not apply either of the practical expedients listed in this bullet point as they are not applicable to our business.

2.22 Employee benefits, page F-20

11.	We acknowledge your response to prior comment 25 and your revised accounting. Please address the following:

●	Tell us why there is no apparent change to accumulated other comprehensive income at December 31, 2016 as disclosed on page F-50. In this regard, we would expect an adjustment to the earliest period presented in your filing under paragraph 42(b) of IAS 8. Otherwise revise your accounting and presentation to include the cumulative impact of reflecting re-measurement effects of your retirement benefit obligation in other comprehensive income as of December 31, 2016; and

RESPONSE: We are not able to revise our accounting and presentation to include the cumulative impact of reflecting re-measurement effects of our retirement benefit obligation in other comprehensive income as of December 31, 2016 as disclosed on page F-50 of the Registration Statement because we do not have an actuarial report for the year ended December 31, 2016. We only began to prepare actuarial reports on an annual basis starting in 2017. Without an actuarial report for the year ended December 31, 2016, it is impracticable for us to calculate, or make a reasonable estimate of, an opening adjustment for accumulated other comprehensive income at December 31, 2016. In accordance with paragraph 44 of IAS 8 and based on our actuarial reports for the years ended December 31, 2017 and 2018, we have been able to restate the opening balances of accumulated other comprehensive income at December 31, 2017 and December 31, 2018.

●	Revise your filing to provide all the error correction disclosures required by paragraph 49 of IAS 8. In your response, label all 2018 and 2017 columns throughout your filing that have revised amounts as being "restated;" this includes your selected financial data on page 2, your results of operations on page 25 and your audited financial statements. In addition, revise your results of operations discussion to highlight your error correction consistent with your new disclosure provided under paragraphs 49(a) and 49(b) of IAS 8.

RESPONSE: We revised our disclosure in the Registration Statement Amendment, as requested, to address this comment.

U.S. Securities and Exchange Commission

June 16, 2020

Note 23: Subsequent Events, page F-41

12.	We acknowledge your response to prior comments 15 and 18. Given the significant number of shares transferred to Mr. Yap, Ms. Wang and Profit Raider Investments Limited and your recent near break-even operating results, please revise your disclosures to provide an estimate of the compensation charges you expect to record in 2020 for the related transactions, or if not available, provide some indication of the potential magnitude of these charges.

RESPONSE: We have engaged a valuation specialist to help us estimate the compensation charges that we expect to record in the first quarter of 2020 for these related party transactions, and we have revised our disclosure in the Registration Statement Amendment to provide the requested information.

13.	We acknowledge your response to prior comment 29 and your intent to account for the VCAB merger under IFRS 3 on business combinations. Please address the following:

●	Tell us how VCAB meets the definition of a business in paragraph B7 of IFRS 3;

RESPONSE: We do not believe the VCAB meets the definition of a business in paragraph B7 of IFRS 3.

●	If VCAB does not meet the definition of a business, tell us:

o	Your consideration for accounting for the transaction as either an asset acquisition or a share-based payment transaction under IFRS 2; and

RESPONSE: We believe that the ordinary shares that we issued in connection with the VCAB merger should be accounted for as a share-based payment transaction. It is our determination that the value of the ordinary shares that we have, and will be, issuing to the VCAB claim holders should be accounted for as the cost of obtaining a substantial shareholder base and that this cost should be expensed.

o	Identify for us the assets acquired and liabilities assumed;

RESPONSE: We did not acquire any assets nor assume any liabilities in connection with the VCAB merger.

●	Clarify for us why the lack of historical assets and operations of VCAB would preclude pro forma presentation when the incremental shares issued and the accounting for the transaction will have an ongoing impact to your financial conditions and results of operations; and

RESPONSE: Being that the only material item to be included in a pro forma presentation would be the cost of the share-based payment transaction, i.e., the issuance of our ordinary shares in the VCAB merger, we believe that we can present this information in accordance with the second sentence of Section 11-02(b)(1) of Regulation S-X. As such, in the Registration Statement Amendment, we have presented the pro forma effect of the VCAB related share issuances on our comprehensive income as a narrative description in lieu of pro forma financial statements, as permitted by S-X 11-02(b)(1).

U.S. Securities and Exchange Commission

June 16, 2020

●	At a minimum, revise your disclosure to provide an estimate of the fair value of stock you issued/expect to issue in the transaction, or if not available, provide some indication of the potential magnitude of this amount and the resulting impact on your ongoing financial statements.

RESPONSE: We have revised our disclosure in the Registration Statement Amendment to provide information requested in this bullet point.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 086-136-09-667691 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

GUARDFORCE AI CO., LIMITED

By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.